UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 19, 2019

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Incorporation by Reference

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1, shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-228295, 333-228294 and 333-220373), as such prospectuses may be amended or supplemented from time to time.

On June 19, 2019, Westpac Group announced the appointment of Guilherme (Guil) Lima as Chief Executive of its Business division.

Mr Lima joins Westpac Group from HSBC in Hong Kong where he has been Group Head of Wealth Management and in prior roles led the Retail and Wealth management business of HSBC for the Latin American region.

Mr Lima has 22 years’ experience in banking and consulting in Asia, Europe, Latin America and the United States and is a former McKinsey partner.

Prior to joining HSBC, Mr Lima was partner in McKinsey and Co’s financial services practice, where he led numerous engagements across a variety of commercial and retail banking businesses.

Subject to the required regulatory and visa approvals, Mr Lima will commence in the role later this year.

Index to Exhibits

Exhibit No.	Description

1	Media Release — Westpac announces new Business division Chief Executive

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date:	June 19, 2019	By:	/s/ Yvette Adiguzel
Yvette Adiguzel
Associate Director